DE VISSER GRAY LLP
CHARTERED ACCOUNTANTS

401 – 905 West Pender Street
Vancouver, BC Canada
V6C 1L6
Tel: (6040 687-5447
Fax: (604) 687-6737

December 11, 2008

BC Securities Commission
701 West Georgia Street
P.O. Box 10142, Pacific Centre
Vancouver, BC  V7Y 1L2

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Alberta Securities Commission
4th Floor, 300 5th Avenue, SW
Calgary, Alberta T2P 3C4

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Ontario Securities Commission
20 Queen Street West, Suite 1903
Toronto, Ontario M5H 3S8

Dear Sirs:

Re:           Grand Peak Capital Corp. (the "Company")

Please be advised that, in connection with National Instrument 51-102, we hereby notify you that we have read the Company's Notice of Change of Auditor dated December 11, 2008 (the "Notice") and, based on our knowledge at this time, are in agreement with the statements contained in the Notice.

We understand that the Notice, this letter and a letter from the former auditor will be disclosed in the Information Circular to be mailed to all shareholders of the Company for the Company's next annual general meeting at which action is to be taken concerning the appointment of auditors.

Yours truly,

/s/ De Visser Gray LLP

Chartered Accountants
Vancouver, BC